American Bancorp of New Jersey, Inc. Letterhead









March 3, 2009

Michael Clampitt, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

     Re: American Bancorp of New Jersey, Inc. Form 10-K for the Fiscal Year Ended September 30, 2008
          File No. 000-51500
          ----------------------------------------------------------------------

Dear Mr. Clampitt:

     We are in receipt of your letter dated February 13, 2009 providing comments on the referenced filing for American Bancorp of New Jersey, Inc. (the "Company"). The Company's responses are set forth below and are keyed to the staff's comment letter.

     Cover Page

1. In future filings, calculate and state the aggregate market value of the voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed second quarter, not as of a recent date.

     The Staff's comment is noted and the Company will comply in future filings.

Michael Clampitt, Esq.
March 3, 2009
Page 2



     Item 15, Exhibits, Financial Statement Schedules

2. Please explain why the amended and restated executive salary continuation agreement or a form of the amended and rested agreements, the employment agreements amended in June 2008, and the director consultation and retirement plan, filed with your Form 10-Q and Form 10-Q/A for the quarter ended June 30, 2008, are not listed as exhibits to Form 10-K.

     In addition, please explain why the entry into such agreements and plan has not been disclosed on Form 8-K.

     The Staff's  comment is noted and the Company  requests  that it revise its exhibit index in future filings. The agreements were not disclosed on Form 8-K because the amendments thereto are not material to the Company.

     Exhibit 31

3. We note that your certifications included as Exhibit 31 to the Form 10-K contain modifications of the exact form of certification as set forth in
     Item 601(b)(31) of Regulation S-K. In particular, the identification of the certifying individuals at the beginning of the certifications also includes their titles and the language "(or persons performing the equivalent functions)' has been deleted from paragraph 5. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

     The Staff's comment is noted and the Company will comply in future filings.

                                      * * *

     The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust the foregoing is responsive to the Staff's comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 973-748-3600.


                                    Very truly yours,


                                    /s/ Eric B. Heyer

                                    Eric B. Heyer


cc:      Marc Levy, Esq.